

Mail Stop 3561

April 1, 2009

Li Kin Shing, President and CEO
China Elite Information Co., Ltd
c/o DeHeng Chen, LLC
225 Broadway, Suite 1910
New York, New York 10007

>   **Re: China Elite Information Co., Ltd**
>   **Item 4.01 Form 8-K**
>   **Filed March 24, 2009**
>   **File No. 0-25591**

Dear Li Kin Shing:

   We have completed our review of your Form 8-K and have no further comments at this time.

   Sincerely,

   Ta Tanisha Meadows
   Staff Accountant